                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)



                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)

                                  22757R 10 9
                                -------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               October 13, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  SCHEDULE 13D

--------------------------------------------------------------------------------
  CUSIP No. 22757R 10 9
            -----------

--------------------------------------------------------------------------------
  1)  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Bob R. Simpson
      --------------
--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
  3)  SEC Use Only

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)
      PF, OO
      ------
--------------------------------------------------------------------------------
  5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)  [   ]

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization
      United States
      -------------
--------------------------------------------------------------------------------

                            7)  Sole Voting Power
  Number of Shares              17,800
  Beneficially Owned by         ------
  Each Reporting Person     ----------------------------------------------------
  With                      8)  Shared Voting Power

                            ----------------------------------------------------
                            9)  Sole Dispositive Power
                                17,800
                                ------
                            ----------------------------------------------------
                            10)  Shared Dispositive Power


--------------------------------------------------------------------------------
  11) Aggregate Amount Beneficially Owned by Each Reporting Person
      17,800
      ------
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ X ]
--------------------------------------------------------------------------------
  13) Percent of Class Represented by Amount in Row (11)
      0.3%
      ----
--------------------------------------------------------------------------------
  14) Type of Reporting Person (See Instructions)
      IN
      --
--------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 10 TO SCHEDULE 13D IS AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

  On June 10, 1997, Charles B. Chitty resigned his position as a director of Cross Timbers. On August 19, 1997, Jack P. Randall, was appointed as a director of Cross Timbers until Cross Timbers' 1998 annual meeting, when he will stand for election. Mr. Randall is President of Randall & Dewey, Inc., and his business address is 16800 Greenspoint Park Drive, Suite 380-S, Houston, Texas 77060.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

   (a) As of November 7, 1997, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, beneficially owns 17,800 Units or approximately 0.3% of the Issuer's outstanding Units of 6,000,000 at October 15, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarter ended September 30, 1997.

   As of November 7, 1997, Keith A. Hutton, Senior Vice President - Asset Development of Cross Timbers, owns 3,785 Units or less than 0.1% of the Issuer's outstanding Units, and the Scott Sherman Family Limited Partnership owns 9,000 Units or approximately 0.2% of the Issuer's outstanding Units. Scott G. Sherman, a director of Cross Timbers, his wife and a family trust are the only limited partners of this partnership, and Scott Sherman Corp. (wholly owned by Mr. Sherman and his wife) is the sole general partner. Also as of November 7, 1997, Steffen E. Palko, Vice Chairman and President of Cross Timbers, owns 380 Units or less than 0.1% of the Issuer's outstanding Units.

   As of November 7, 1997, the Cross Timbers Oil Company Employees' 401(k) Plan owns 46,440 Units, or approximately 0.8% of the Issuer's outstanding Units.

   (b) Mr. Simpson has the sole voting and dispositive power with respect to the 17,800 Units he owns. Mr. Hutton has the sole voting and dispositive power with respect to the 3,785 Units he owns. As president of Scott Sherman Corp., Mr. Sherman has the sole voting and dispositive power with respect to the 9,000 Units owned by the Scott Sherman Family Limited Partnership. Mr. Palko has the sole voting and dispositive power with respect to the 380 Units he owns.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since June 5, 1997 and through November 7, 1997 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the Schedule 13D.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CROSS TIMBERS OIL COMPANY



Date: November 7, 1997          By: LOUIS G. BALDWIN
                                    -------------------------
                                    Louis G. Baldwin
                                    Senior Vice President and
                                    Chief Financial Officer




                               BOB R. SIMPSON
                               -------------------------
                               Bob R. Simpson

SCHEDULE II TO SCHEDULE 13D

 The following lists open market sales of Units effected by Mr. Simpson since
  June 5, 1997 and through November 7, 1997.

                                Number         Price
                 Date          of Units       per Unit
               --------        --------       --------
                9/4/97           10,000        $16.875
                9/5/97            1,300         16.889
                9/9/97            1,200         16.875
                9/10/97          11,100         17.000
                9/11/97           1,100         17.000
                9/18/97           8,100         16.875
                9/23/97             500         16.875
                9/24/97           4,500         16.875
                9/25/97           2,000         17.125
                9/25/97             500         17.000
                9/30/97           2,000         17.750
                10/1/97             100         17.875
                10/1/97           5,000         17.650
                10/2/97           2,000         17.875
                10/3/97             600         17.875
                10/6/97           2,800         17.875
                10/10/97          4,600         18.375
                10/13/97          2,600         18.375


 The following lists open market sales of Units effected by Mr. Hutton since
  June 5, 1997 and through November 7, 1997.

                                Number         Price
                 Date          of Units       per Unit
               --------        --------       --------
                8/27/97           2,000        $17.000
                8/28/97           1,000         16.500
                8/29/97           2,000         16.500
                9/25/97           2,000         17.000

   The following lists open market sales of Units effected by the Cross Timbers Employees' 401(k) Plan since June 5, 1997 and through November 7, 1997.

                                Number         Price
                 Date          of Units       per Unit
               --------        --------       --------
                9/26/97           1,000        $16.750
                9/26/97             800         16.563
                9/26/97           1,000         16.625

   On June 18, 1997, the Scott Sherman Family Limited Partnership sold 6,024 Units on the open market at $16.125 per Unit.

   To the best of Cross Timbers' and Mr. Simpson's knowledge, no other persons listed in Schedule I of the Schedule 13D have effected any Unit transactions since June 5, 1997 and through November 7, 1997.